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Exhibit 14.1

Code of Conduct

(adopted on May 30, 2007)

Introduction

        This Code of Conduct (this "Code") embodies the commitment of Ares Capital Corporation (the "Company") to conduct our business in accordance with all applicable governmental rules and regulations and to promote honest and ethical conduct. This Code applies to the Company's

  •
  principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions (collectively, the "Senior Financial Officers"),

  •
  all other officers and employees of the Company and members of the Company's Board of Directors (such persons, together with the Senior Financial Officers, the "Covered Persons"),

each of whom are expected to adhere to the principles and procedures set forth in this Code that apply to them.

        Failure to comply with this Code, or to report a violation, may result in disciplinary actions, including warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances.

        This Code shall be the code of ethics adopted by the Company for the purposes of Section 406 of the Sarbanes-Oxley Act and the rules and forms applicable to it thereunder and the sole code of conduct adopted by the Company under Rule 4350(n) of the NASDAQ Stock Market listing standards.

Compliance With Laws, Rules and Regulations

        Covered Persons are required to comply with the laws, rules and regulations that govern the conduct of the Company's business and to report any suspected violations in accordance with the section below entitled "Compliance With the Code."

        If you have any questions regarding proper conduct, you should consult with the Company's Chief Compliance Officer before taking any action.

Conflicts of Interest

        A "conflict of interest" occurs when a Covered Person's private interest improperly interferes with the interests of the Company. Personal conflicts of interest are prohibited as a matter of Company policy, unless they have been approved by the Company.

        Some of the Covered Persons may also be employees or officers of

  (i)
  the Company's investment adviser or one of its affiliates (collectively, the "Adviser") or

  (ii)
  the company providing administrative services to the Company or one of its affiliates (collectively, the "Administrator").

Although typically not presenting an opportunity for improper personal benefit, conflicts may arise from, or as a result of, the relationship between the Company, the Adviser, the Administrator and/or Covered Persons that are officers, employees and/or directors of more than one of such entities. As a result, this Code recognizes that the Covered Persons will, in the normal course of their duties (whether for the Company, the Adviser or the Administrator), be involved in establishing policies and implementing decisions that will have different effects on the Company, the Adviser and the Administrator. The participation of the Covered Persons in such activities is inherent in the relationship between the Company, the Adviser and the Administrator and is consistent with the performance by the Covered Persons of their duties as officers, employees and/or directors of the Company. Thus, if performed in conformity with the provisions of the Investment Company Act of 1940, such activities will be deemed to have been handled ethically and to not constitute a "conflict of interest" for purposes of this Code.

        Each Covered Person should engage in and promote honest and ethical conduct, including in their handling of actual or apparent conflicts of interest between personal and professional relationships.

        Nothing in this Code shall be construed to restrict the right of the Adviser to engage in any activity or business which it is permitted to engage in under the Investment Advisory Agreement or restrict any Covered Person, who is also a member, partner or employee of the Adviser or its affiliates, from taking any action in connection therewith.

Public Disclosure

        It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and all other governmental, quasi-governmental and self-regulatory bodies and in all other public communications made by the Company. As a Covered Person, you are required to promote compliance with this Code by all employees and to abide by Company standards, policies and procedures designed to promote compliance with this Code.

Waivers of Code of Ethics

        From time to time, the Company may waive certain provisions of this Code. Any Covered Person who believes that a waiver may be called for should discuss the matter with the Chief Compliance Officer or the Chairman of the Board of Directors, or if the Chairman of the Board of Directors is unavailable, the Chairman of the Audit Committee. Amendments to and waivers of this Code will be publicly disclosed as required by applicable law and regulations. In particular, waivers for executive officers or directors may be made only by the Board of Directors, and must be promptly disclosed in a Form 8-K within four business days.

Compliance with Code

        If you know of or suspect a violation of applicable laws, rules or regulations or this Code, you must immediately report that information to the Chief Compliance Officer or any member of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

        Violations of this Code may result in disciplinary action, up to and including discharge. The Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

No Rights Created

        This Code is a statement of certain fundamental principles and policies and procedures that govern the Covered Persons in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, supplier, competitor, stockholder, portfolio company or any other person or entity.

Confidentiality

        All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the Chief Compliance Officer, the Board and its counsel, the Adviser and its counsel and the Administrator and its counsel.

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  Exhibit 14.1